UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-50912

CUSIP NUMBER: 02687R205

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American International Holdings Corp.

Full Name of Registrant

N/A

Former Name if Applicable

205 S BAILEY STREET

Address of Principal Executive Office (Street and Number)

ELECTRA, TEXAS 76360

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Form 12b-25 filed by the Registrant with the Securities and Exchange Commission on March 31, 2023, the registrant has experienced delays in completing its Annual Report on Form 10-K for the year ended December 31, 2022, due to delays in preparing its financial statements for the year ended December 31, 2022, as result in a change in executive officers associated with the February 15, 2023 Share Exchange Agreement entered into with Cycle Energy Corp., a Texas corporation, and Marble Trital Inc., the sole shareholder of Cycle Energy (the “Acquisition”). Additionally, as reported in the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 3, 2023, the Company recently changed its independent registered auditing firm, which has also caused delays in the completion of the Annual Report, which remains unfiled as of the date of this Form 12b-25.

Because the Annual Report on Form 10-K for the year ended December 31, 2022 has not been filed, the Company has not yet started the preparation of its financial statements for the quarter ended March 31, 2023, which financial statement preparation it expects to be complicated by the Acquisition which was completed during the period.

We don’t plan to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, on or before the fifth day following the prescribed due date, but plan to file as soon as possible.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Michael McLaren	940	495-2155
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Registrant has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2022, for the reasons described above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the Company’s ability to file the March 31, 2023 Quarterly Report on Form 10-Q during the extension period. Such forward-looking statements are based on assumptions about many important factors, which could cause actual results to differ materially from those in the forward-looking statements, including those risks identified in the Company’s most recent Form 10-K and Form 10-Q and other SEC filings. Unless otherwise required by applicable law, the Company assumes no obligation to update any forward-looking statements, and expressly disclaims any obligation to do so, whether as a result of new information, future events or otherwise.

American International Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2023	By	/s/ Michael McLaren
Chief Executive Officer